UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Directors

On June 4, 2026, Changhong Jiang (“Mr. Jiang”) resigned from his positions as an independent director of the board of directors (the “Board”) of Baosheng Media Group Holdings Limited (the “Company”), a member of each of the audit committee of the Board (the “Audit Committee”), the compensation committee of the Board (the “Compensation Committee”) and the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”), and the chairman of the Audit Committee, effective as of June 4, 2026. Mr. Jiang’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 4, 2026, Tao Liu (“Mr. Liu”) resigned from his positions as an independent director of the Board, a member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and the chairman of the Nominating and Corporate Governance Committee, effective as of June 4, 2026. Mr. Liu’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Director and Committee Assignments

On June 4, 2026, upon the recommendation of the Nominating and Corporate Governance Committee, the Board appointed Chenxi Fang (“Mr. Fang”) as an independent director of the Company, a member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and the chairman of the Audit Committee, effective as of June 4, 2026.

Mr. Fang Chenxi has served as independent director of DirectBooking Technology Co., Ltd. since April 9, 2025. Mr. Fang is a Chinese national and has served as the general manager of Xiaoxiang ShijieZhibo (Hangzhou) Wangluo Keiji Co., Ltd since March 2018, where he is responsible for, among other things, the general management of the operations of the company.

The Board has determined that Mr. Fang satisfies the applicable independence requirements under the rules of The Nasdaq Stock Market LLC for service as an independent director and as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and the applicable independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, for service as a member of the Audit Committee.

In connection with Mr. Fang’s appointment, the Company and Mr. Fang entered into a director appointment letter (the “Appointment Letter”). Under the Appointment Letter, Mr. Fang will not receive any cash compensation for his service as an independent director, committee member or committee chairman, unless otherwise determined by the Board or the applicable committee from time to time. The Company will reimburse Mr. Fang for reasonable and properly documented expenses incurred in performing his duties, provided that such expenses are pre-approved by the Company. The Appointment Letter also contains customary provisions relating to confidentiality, compliance with the Company’s policies and applicable laws, service on Board committees, expenses, indemnification and termination in accordance with the Company’s articles of association and applicable law. The foregoing summary of the Appointment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Appointment Letter, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K.

In connection with Mr. Fang’s appointment, the Company and Mr. Fang also entered into an indemnification agreement (the “Indemnification Agreement”). Under the Indemnification Agreement, the Company agrees to indemnify Mr. Fang to the fullest extent permitted by applicable law against certain liabilities and expenses incurred in connection with proceedings arising out of his service as a director or officer of the Company or, at the Company’s request, another entity. The Indemnification Agreement also provides for advancement of expenses, subject to certain conditions, and contains customary exceptions and limitations on indemnification. The foregoing summary of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnification Agreement, a copy of which is filed as Exhibit 10.2 to this report on Form 6-K.

There is no family relationship between Mr. Fang and any director or executive officer of the Company. In addition, there are no arrangements or understandings between Mr. Fang and any other person pursuant to which he was appointed as a director of the Company, and there are no related party transactions between the Company and Mr. Fang that would require disclosure under applicable SEC rules.

On June 4, 2026, upon the recommendation of the Nominating and Corporate Governance Committee, the Board also appointed Cai Lei (“Mr. Cai”), an existing independent director of the Company, as a member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and the chairman of the Nominating and Corporate Governance Committee, effective as of June 4, 2026.

Incorporation by Reference

This report, including Exhibits 10.1 and 10.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Director Appointment Letter
10.2	Form of Indemnification Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	June 4, 2026